SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP Statement re Press Comment
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                                                                   Press Release
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For Immediate Release

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                     AMVESCAP Response to Press Speculation



    London--July 6, 2005--AMVESCAP notes the press speculation regarding the possible interest of CI Fund Management Inc (`CI') in AMVESCAP `s Canadian operations and the consequent movement in AMVESCAP's share price.

    AMVESCAP confirms that it has received an unsolicited indicative approach from CI to acquire AMVESCAP's Canadian operations . The Board of Directors of AMVESCAP has considered this indicative approach and has unanimously concluded that it is not in the best interests of shareholders.

    CI has also indicated that it might have an interest in attempting to acquire the whole of AMVESCAP though it has given no indication of any conditions or financing arrangements. The board of AMVESCAP doubts that CI has the ability to make a firm offer for AMVESCAP at a level that would be in the best interests of AMVESCAP's shareholders .






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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  6 July, 2005                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary